UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CENTRAL EUROPEAN DISTRIBUTION CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3% Convertible Senior Notes due 2013

(Title of Class of Securities)

153435AA0

(CUSIP Number of Class of Securities)

Brian Morrissey

Secretary

Central European Distribution Corp.

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

(856) 273-6980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Scott Simpson Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7040 Fax: +44 207 072 7040	James A. McDonald Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7183 Fax: +44 207 072 7183

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$67,043,080	$9,144.68

(1)	Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by multiplying (i) $26.00, the average of the bid and asked price per $100 principal amount of the 3% Convertible Senior Notes due 2013 in secondary market transactions on February 22, 2013, and (ii) the quotient of (x) $257,858,000, the aggregate principal amount at maturity of the 3% Convertible Senior Notes due 2013 which are sought for exchange, and (y) $100.

(2)	The amount of the filing fee was calculated by multiplying the transaction value by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $9,144.68	Filing Party: Central European Distribution Corporation
Form or Registration No.: SC TO-I	Date Filed: 2/25/2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 amends and restates the Tender Offer Statement on Schedule TO originally filed by Central European Distribution Corporation, a Delaware corporation (“CEDC”) with the Securities and Exchange Commission (the “Commission”) on February 25, 2013, and amended by Amendment No. 1 filed on March 4, 2013 (as amended, the “Schedule TO”). The Schedule TO relates to the exchange offer by CEDC (the “CEDC Exchange Offer”) to exchange 8.86 shares of new common stock of CEDC (“New Common Stock”) for each $1,000 principal amount of 3% Convertible Senior Notes due 2013 (“Existing 2013 Notes”) validly tendered, and not validly withdrawn, at or prior to 11:59 p.m., New York time on March 22, 2013 (the “Expiration Time”) by holders of Existing 2013 Notes in exchange. The CEDC Exchange Offer is being made upon the terms and subject to the conditions set forth in the original Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013, as amended and restated by the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013 (as amended and restated, the “Amended and Restated Offering Memorandum and Disclosure Statement”) and in the related Letter of Transmittal and Consent, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The information contained in the Amended and Restated Offering Memorandum and Disclosure Statement is incorporated herein by reference in response to all of the items of the Schedule TO as more particularly described below.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to reflect the amendment and restatement of the CEDC Exchange Offer as reflected in the Amended and Restated Offering Memorandum and Disclosure Statement. The Amended and Restated Offering Memorandum and Disclosure Statement, among other things, amended the CEDC Exchange Offer to modify the conditions to which the CEDC Exchange Offer is subject, specifically by (i) increasing the minimum condition to 100% of the aggregate principal amount of Existing 2013 Notes outstanding and (ii) amending the terms and conditions to the CEDC FinCo Exchange Offer (as defined below), the consummation of which is a condition to the Exchange Offer. The Amended and Restated Offering Memorandum and Disclosure Statement amended the terms and conditions of the related transaction, in which CEDC’s subsidiary, CEDC Finance Corporation International, Inc. is offering to exchange (the “CEDC FinCo Exchange Offer”) its outstanding 9.125% Senior Secured Notes and 8.875% Senior Secured Notes due 2016 (together, the “Existing 2016 Notes”) for, at the election of the holders of the Existing 2016 Notes, (i) cash consideration and/or (ii) new Senior Secured Notes due 2018 and new Convertible Secured PIK Toggle Notes.

This Amendment No. 2 is also being filed to incorporate the press release dated March 8, 2013, the Employment Agreement, dated January 10, 2013, by and between CEDC and Grant Winterton (the “Grant Winterton Employment Agreement”) and the Securities Purchase Agreement, effective March 8, 2013, by and between CEDC, Roust Trading Ltd. and JSC “Russian Alcohol Group”, which are attached to this Schedule TO as Exhibits (a)(1)(v), (d)(11) and (d)(12), respectively.

All information in the Exchange Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and restated to the extent specifically provided for herein and to the extent amended, supplemented or superseded by the exhibits filed herewith.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Summary” and “Summary of the Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled:

•	“Summary”;

•	“Summary of the Exchange Offers and the Consent Solicitation”;

•	“The Exchange Offers and the Consent Solicitation”;

•	“Description of Common Stock”;

•	“Certain United States Federal Income Tax Consequences”;

•	“Information Agent and Voting Agent”;

•	“Exchange Agent”;

•	“Certain Federal and Other Securities Laws Matters”; and

•	“Applicability of Certain Polish Securities Laws and Regulations”.

is incorporated herein by reference in response to this Item 4.

Item  5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Agreements with Roust Trading Ltd.”, “Certain Relationships and Related Transactions—Transactions with RTL”, “Security Ownership of Certain Beneficial Owners and Management”, “Description of Other Indebtedness—RTL Notes” and “Description of Other Indebtedness—RTL Credit Facility”, and “Description of Other Indebtedness—RUR 465 million facility to Sibirsky” is incorporated herein by reference.

The description of the Grant Winterton Employment Agreement is set forth under the caption “Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Company’s Current Report on Form 8-K filed with the Commission on February 27, 2013 and is incorporated herein by reference.

Item  6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Summary”, “Summary of the Exchange Offers and the Consent Solicitation”, “Capitalization Table” and “The Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

(c) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Summary”, “Summary of the Exchange Offers and the Consent Solicitation”, “Capitalization Table”, “Unaudited Pro Forma Condensed Combined Financial Statements”, “The Exchange Offers and the Consent Solicitation”, “Description of Common Stock”, “Description of Other Indebtedness” and “The Plan of Reorganization” is incorporated herein by reference.

Item  7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Summary”, “Summary of the Exchange Offers and the Consent Solicitation”, “Certain Relationships and Related Transactions—Transactions with RTL”; “The Exchange Offers and the Consent Solicitation” and “Description of Common Stock” is incorporated herein by reference.

(b) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Summary”, “Summary of the Exchange Offers and the Consent Solicitation”, “Certain Relationships and Related Transactions” and “The Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

Item  8. Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Certain Relationships and Related Transactions” “Security Ownership of Certain Beneficial Owners and Management” and “Management” is incorporated herein by reference.

(b) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Management’s Discussion and Analysis of the Financial Condition and Results of Operation—Agreements with Roust Trading Ltd.” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 10. Financial Statements.

(a) (3) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Pro Forma Ratio of Earnings to Fixed Charges and Book Value per Share” is incorporated herein by reference.

(a) (4) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Pro Forma Ratio of Earnings to Fixed Charges and Book Value per Share” is incorporated herein by reference.

(b) (1) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

(b) (2) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Pro Forma Ratio of Earnings to Fixed Charges and Book Value per Share” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

(b) (3) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Pro Forma Ratio of Earnings to Fixed Charges and Book Value per Share” is incorporated herein by reference.

Item 11. Additional Information.

(a) (1) The information set forth in the sections of the Amended and Restated Offering Memorandum and Disclosure Statement entitled “Summary”; “Summary of the Exchange Offers and the Consent Solicitation”; “The Exchange Offers and the Consent Solicitation”; “Certain Relationships and Related Party Transactions” and “Description of Other Indebtedness” is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by replacing exhibits (a)(1)(i) and (a)(1)(ii) with the following:

(a)(1)(i)	Amended and Restated Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013.

(a)(1)(ii)	Form of Letter of Transmittal and Consent (including Form W-9) (incorporated by reference to Appendix C to the Amended and Restated Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2012).

Item 12 of the Schedule TO is hereby further amended and supplemented by adding the following exhibits:

(a)(1)(v)	Press Release, dated March 8, 2013

(d)(11)	Employment Agreement, dated January 10, 2013, by and between Central European Distribution Corporation and Grant Winterton (filed as Exhibit 10.1 to the Current Report on Form 8-K on February 27, 2013 and incorporated by reference).

(d)(12)	Securities Purchase Agreement, effective March 8, 2013 by and between Central European Distribution Corporation, Roust Trading Ltd. and JSC “Russian Alcohol Group”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL EUROPEAN DISTRIBUTION CORP.

By:	/s/ Grant Winterton
Name:	Grant Winterton
Title:	Chief Executive Office

Dated: March 8, 2013

Exhibits.

Exhibit	Exhibit Name

(a)(1)(i)*	Amended and Restated Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013.

(a)(1)(ii)	Form of Letter of Transmittal and Consent (including Form W-9) (incorporated by reference to Appendix C to the Amended and Restated Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013).

(a)(1)(iii)**	Press Release, dated February 25, 2013

(a)(1)(iv)***	Press Release, dated March 4, 2013.

(a)(1)(v)*	Press Release, dated March 8, 2013.

(a)(5)	None.

(b)	None.

(d)(1)	Securities Purchase Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.1 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(2)	(d)(2) Governance Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd.(filed as Exhibit 10.2 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(3)	(d)(3) Registration Rights Agreement, dated April 23, 2012, by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.3 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(4)	(d)(4) Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation and Roust Trading Ltd. (filed as Exhibit 10.4 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(5)	(d)(5) Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation and Russian Standard Corporation (filed as Exhibit 10.5 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(6)	(d)(6) Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation and Russian Standard-Invest LLC (Exhibit 10.6 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(7)	(d)(7) Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. David Bailey and Roust Trading Ltd (filed as Exhibit 99.1 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(8)	(d)(8) Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. N. Scott Fine and Roust Trading Ltd. (filed as Exhibit 99.2 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(9)	(d)(9) Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. William Shanahan and Roust Trading Ltd. (filed as Exhibit 99.3 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference herein).

(d)(10)	(d)(10) Voting Agreement, dated April 23, 2012, by and among Central European Distribution Corporation, Mr. Robert Koch and Roust Trading Ltd. (filed as Exhibit 99.4 to the Current Report on Form 8-K on April 24, 2012 and incorporated by reference).

(d)(11)	Employment Agreement, dated January 10, 2013, by and between Central European Distribution Corporation and Grant Winterton (filed as Exhibit 10.1 to the Current Report on Form 8-K on February 27, 2013 and incorporated by reference).

(d)(12)*	Securities Purchase Agreement, dated March 8, 2013 by and between Central European Distribution Corporation, Roust Trading Ltd. and JSC “Russian Alcohol Group”.

(g)	None.

(h)	None.

*	Filed herewith
**	Previously filed with the Schedule TO on February 25, 2013
***	Previously filed with Amendment No. 1 to the Schedule TO on March 4, 2013